UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Joy Global Inc.

(Name of Issuer)

Common Stock, Par Value $1 per Share

(Title of Class of Securities)

481165108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 481165108	Page 2 of 7

1.	Names of reporting persons. Kiltearn Partners LLP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power
	6.	Shared voting power 6,680,722
	7.	Sole dispositive power
	8.	Shared dispositive power 6,680,722
9.	Aggregate amount beneficially owned by each reporting person 6,680,722
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) Approximately 6.82% (based on 97,928,331 shares issued and outstanding, per Form 10K filed December 21, 2015).
12.	Type of reporting person PN/IA

13G

CUSIP No. 481165108	Page 3 of 7

1.	Names of reporting persons. Kiltearn Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power
	6.	Shared voting power 6,680,722
	7.	Sole dispositive power
	8.	Shared dispositive power 6,680,722
9.	Aggregate amount beneficially owned by each reporting person 6,680,722
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) Approximately 6.82% (based on 97,928,331 shares issued and outstanding, per Form 10K filed December 21, 2015).
12.	Type of reporting person HC/IA

13G

CUSIP No. 481165108	Page 4 of 7

1.	Names of reporting persons. Murdoch Murchison
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power
	6.	Shared voting power 6,680,722
	7.	Sole dispositive power
	8.	Shared dispositive power 6,680,722
9.	Aggregate amount beneficially owned by each reporting person 6,680,722
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) Approximately 6.82% (based on 97,928,331 shares issued and outstanding, per Form 10K filed December 21, 2015).
12.	Type of reporting person IN/HC

13G

CUSIP No. 481165108

ITEM 1.

(a)	Name of Issuer:

Joy Global Inc.

(b)	Address of Issuer’s Principal Executive Offices:

100 East Wisconsin Ave., Suite 2780 Milwaukee, WI 53202

ITEM 2.

(a)	Name of Person Filing:

Kiltearn Partners LLP, Kiltearn Limited, Murdoch Murchison

(b)	Address of Principal Business Office, or if None, Residence:

Exchange Place 3, 3 Semple Street, Edinburgh, United Kingdom EH3 8BL

(c)	Citizenship:

United Kingdom

(d)	Title of Class of Securities:

Common

(e)	CUSIP Number:

481165108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with ss.240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(l)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with ss.240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each Reporting Person. Each of the Reporting Persons disclaims any beneficial ownership of these shares, and this report shall not be deemed an admission that any of the Reporting Persons are the beneficial owner of any of the shares for any purpose, except to the extent of any pecuniary interest therein.

(b)	Percent of class:

Incorporated by reference to Item 11 of the cover page pertaining to each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference to Item 5 of the cover page pertaining to each Reporting Person.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference to Item 6 of the cover page pertaining to each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference to Item 7 of the cover page pertaining to each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference to Item 8 of the cover page pertaining to each Reporting Person.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(l).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

INSTRUCTION: Dissolution of a group requires a response to this item.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. Dividends received from, and proceeds from the sale of, the shares reported herein, if any, are allocated by Kiltearn Partners LLP to the applicable accounts of its clients and are distributed or retained in accordance with its investment advisory agreements in place with those clients or those clients’ governing documents, as applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-l(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-l(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

ITEM 10. CERTIFICATIONS.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kiltearn Partners LLP
2/12/2016
(Date)

/s/ Stuart Gunderson
(Signature)

Chief Operating Officer
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Kiltearn Limited	Murdoch Murchison
2/12/2016	2/12/2016
(Date)	(Date)

/s/ Stuart Gunderson	/s/ Murdoch Murchison
signature

Director
(Name/Title)

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 12, 2016, between Kiltearn Partners LLP, Kiltearn Limited and Murdoch Murchison

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, Par Value $1.00 per share, of Joy Global Inc., dated as of February 11, 2016, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 12, 2016	KILTEARN PARTNERS LLP

	By	/s/ Stuart Gunderson
Chief Operating Officer

Date: February 12, 2016	KILTEARN LIMITED

	By	/s/ Stuart Gunderson
Director

Date: February 12, 2016	Murdoch Murchison

	By:	/s/ Murdoch Murchison